September 6, 2011

VIA EDGAR

Mr. Brad Skinner
Mr. Michael Fay
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Vulcan Materials Company
Form 10-K for the Fiscal Year ended December 31, 2011
Filed February 28, 2011
File Number 001-33841

Dear Mr. Skinner and Mr. Fay:

On behalf of Vulcan Materials Company (the “Company”), we are writing to advise you that the Company has received your letter, dated September 1, 2011, directed to the attention of Mr. Daniel F. Sansone, Chief Financial Officer of the Company.  Pursuant to the letter, the Staff has requested additional information in connection with the above-referenced filing and that such information be provided within 10 business days from the date of the letter.  Given the fact that we will need input from several individuals to complete a detailed and thorough response to the letter, the Company hereby requests that the Staff grant an extension to provide a response on or before September 29, 2011.

Please do not hesitate to contact me at (205) 298-3309 to discuss this matter or if you require additional information.

Sincerely yours, /s/ Robert A. Wason IV Robert A. Wason IV Senior Vice President and General Counsel

cc: Amy M. Tucker, Esq.